SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 30, 2005
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
SIGNATURES

This Form 6-K consists of the following media release.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 30 September 2005
Media Release
UBS signs agreements to sell Motor-Columbus stake
UBS will sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF). Corresponding agreements to this effect have been signed.
The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF 350 million. The transaction must be approved by various national and international authorities and will not be completed until the beginning of 2006 at the earliest.
Zurich/Basel, 30 September 2005 – The transaction comprises the following key elements:
UBS is selling 281,535 bearer shares in Motor-Columbus – equivalent to its stake of 55.6% – at a price of CHF 4,600 per share.
A consortium of Atel’s Swiss minority shareholders – EBM, EBL, the Canton of Solothurn, IBAarau and newcomers AIL Lugano and WWZ Zug – will purchase 14.7%, EOS Holding 16.4% and EDF 17.3% of Motor-Columbus’s equity capital; the remaining 7.2% will be acquired by Atel.
The transaction must be approved by various national and international authorities.
The sale of UBS’s stake in Motor-Columbus creates an opportunity to build a significant Swiss-European energy company with Swiss majority ownership. UBS expects a pre-tax gain of around CHF 350 million assuming the completion of the transaction in first quarter 2006. The gain will be reported in the “Industrial Holdings” segment of UBS.

Media Relations 30 September 2005 page 2 of 2
Overview of buyers

		% of Motor	Purchase price
Buyers	Number of	Columbus equity	in CHF million*
	shares	capital*

Elektra Birseck Münchenstein (EBM)	14,531	2.9%	67
Elektra Baselland (EBL)	6,570	1.3%	30
Canton of Solothurn	16,615	3.3%	76
Industrielle Betriebe Aarau (IBAarau)	1,993	0.4%	9
Aziende Industriale Lugano (AIL)	24,408	4.8%	112
Wasserwerke Zug (WWZ)	10,461	2.1%	48

Consortium of Atel’s Swiss minority	74,578	14.7%	343
shareholders

EOS Holding	82,893	16.4%	381
Electricité de France (EDF)	87,644	17.3%	403
Aare-Tessin AG für Elektrizität (Atel)	36,420	7.2%	168

Total	281,535	55.6%	1,295

*	Rounded figures
UBS
UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with 39% of its employees working in the Americas, 38% in Switzerland, 16% in Europe and 7% in the Asia Pacific time zone. UBS’s financial businesses employ more than 69,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Bernard Schmid
	Name:	Bernard Schmid
Title: General Counsel Corporate Center

By:	/s/ Peter Oberholzer
	Name:	Peter Oberholzer
	Title:	Executive Director

Date: September 30, 2005